EXHIBIT 17.1

January 26, 2009

Mr. Abraham Cohen
[address redacted]

Dear Barry:

It is with regret that I must resign from the Neurobiological Technologies Board of Directors, effective immediately. I can not support the direction that the board is taking at this time. Since the demise of Viprinex in mid-December, we as a board have received both public and private letters from shareholders owning greater than 70 percent of our shares. These communications all asked for our sizeable amount of cash to be distributed back to them. The difficult economic times we find ourselves in also affect our investors. In early January I wrote the entire board, stating that we should shrink the company, distribute a sizeable amount of cash to the shareholders at once, go dormant, and establish a trust for future revenues which could be returned as a dividend or be used to build a new company at a future date. The Buck Alzheimer project and the Celtic Xerecept program remain as two assets which should be preserved. I received neither a response nor a comment from any member of the board.

On January 9, the board met to look at our strategic options, which is still an ongoing project I believe, since no correspondence has been received since then regarding progress. No decision or firm direction was achieved at this meeting other than to implement a pre-planned “failure’ layoff and continue to explore our options. I believe strongly that the board should not procrastinate in reaching a decision, should not waste our money on investment bankers as has been discussed, but rather do what’s right for the shareholders, which is in my estimation means returning a substantial slug of their investment.

Lastly, I have a real concern about the management structure put in to place by the board consisting of two part time directors.

In good conscience, I can not remain on this board.

Sincerely yours,

Paul E. Freiman

Cc: Ted Eliot Jr

William Fletcher
F. Van Kasper
Abraham Sofaer
Jack Stuppin